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February 7, 2024

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do, Angela Connell, Tyler Howes and Suzanne Hayes

Re:	Metagenomi, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 5, 2024
File No. 333-276413

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Metagenomi, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on January 5, 2024, as amended by Amendment No. 1 to Registration Statement on Form S-1, filed on January 8, 2024, and Amendment No. 2 to Registration Statement on Form S-1, filed on February 5, 2024 (the “Registration Statement”), as set forth in the Staff’s letter, dated February 6, 2024, addressed to Brian Thomas, Ph.D. (the “Comment Letter”). The Company is concurrently publicly filing the Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Use of Proceeds, page 94

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We note that you intend to fund continued research and development of your therapeutic portfolio including preclincial studies and advancement through preclinical proof-of-concept, and at least two IND filings for “certain” of your preclinical programs with the proceeds from this offering. Please clarify if the continued research and development will be allocated evenly across all of your programs and if you have determined which of your preclinical programs you will fund with the proceeds from this offering. To the extent these programs are known, please also revise to disclose them in your Use of Proceeds section. If you have not determined which preclinical programs you will fund with proceeds from the offering, please explain how you will determine which programs to fund.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 12 and 94 of Amendment No. 3 in response to the Staff’s comment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8800.

Sincerely,

Enclosures	/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:	Brian C. Thomas, Ph.D., Metagenomi, Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Justin S. Platt, Esq., Goodwin Procter LLP

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